

February 10, 2012

<u>Via E-mail</u>
Arturo Tagle Quiroz
Chief Executive Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

      Re: **Bank of Chile**
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed April 29, 2011
               Form 6-K Furnished February 1, 2012
               File No. 001-15266

Dear Mr. Quiroz:

We have reviewed your response dated November 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.   We note that you have posted quarterly financial statements on your website that contain additional information regarding your quarterly results beyond that included in your Forms 6-K filed November 18, 2011, August 3, 2011 and May 3, 2011. Please tell us how you determined this additional information was not required to be furnished on a Form 6-K.

2.   With respect to the opinions filed in response to prior comment two of our letter dated September 7, 2011, please address the following.

- The opinion of Carey y Cía. Ltd. is unsigned. It should also consent to the reference to the firm under "Validity of Securities" in the prospectus. Please revise.

- The opinions of Carey y Cía. Ltd. and internal counsel should consent to the opinions being incorporated by reference into the registration statement. Please revise.

- We note that the definition of "Generally Applicable Law" that appears in U.S. counsel's opinion limits New York State law to that which "a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Bank." Please have counsel revise the opinion to remove this qualification.

- Given the assumptions set forth in subparagraphs (i)-(iii) of the opinion of U.S. counsel, please have internal counsel revise the opinion to opine that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under Chilean law.

Risks Relating to our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations…, page 6

3. We note your response to prior comment three of our letter dated September 7, 2011. Please include a draft of your proposed disclosures that clearly identifies new or revised disclosures, as requested in our original comment letter.

Business Overview, page 18

Residential Mortgage Loans, page 27

4. Please refer to previous comment four in our letter dated September 7, 2011. Please revise your future filings address the following:

- Your response to the first bullet of previous comment four indicates you will disclose the ratio of other loans secured by real estate guarantees. For the purposes of clarity and because the non-mortgage loans secured by real estate are comprised of more than one class of loans, please disclose the associated dollar amount of loans other than mortgage loans that are secured by real estate as well as the percentage.

- We note your proposed disclosure regarding the LTV ratio to be included in future filings. The ratio you propose to disclose appears to only consider the non-mortgage loans compared to the total available collateral value. Since this collateral secures both these loans and mortgage loans, please revise this ratio to include the balance of all loans secured by this collateral, including the associated mortgage balance.

- Your response indicates that you may write off secured loans earlier than 48 months when you have made all efforts for recovering past due loans without success. Please tell us and revise to discuss how long the foreclosure process typically takes and how you consider shortfalls of collateral value where foreclosure is pending and therefore not yet charged-off in deriving your historical loss rates for similar loans in the pool. For example, please clarify whether you adjust your historical loss rates for increases in the balance of loans where foreclosure is pending

5. Please address the following related to your response to our previous comment five in our letter dated September 7, 2011. We note that the "gross loan loss provision ratio" for residential mortgage with mortgage bonds is nearly double that of the residential mortgage with Mutuos Hipotecarios. However, it is unclear why the gross loan loss provision ratio for these two products is so different. Please revise your future filings to discuss why this trend is occurring. Please also discuss any differences between borrowers, loan collateral, etc. that impact these ratios. We also note from your response that your underwriting practices for loans with greater than 75 percent loan to value are stricter than those with less than 75 percent loan to value. To the extent this difference in underwriting practices for loans greater than 75 percent affects your residential mortgages with mortgage bonds disproportionately to how it affects your residential mortgages with Mutuos Hipotecarios, please revise to clarify that fact.

Selected Statistical Information, page 55

Foreign Country Outstanding Loans, page 66

6. Please refer to our previous comment nine in our letter dated September 7, 2011. Your response indicates that "[i]f by the end of 2011 the Bank has contingent credits with any of these five countries, it will disclose the information in a table." Please confirm to us that you will disclose all unfunded exposures, providing a description of the key terms and any potential limitations of the counterparty being able to draw down on the facilities. As such, please confirm that you will disclose lines of credit where the facility is cancelable even if the line was available but undrawn at period end. Refer to the guidance of Section II on Unfunded Exposures in the recently released CF Disclosure Guidance: Topic No. 4 on European Sovereign Debt Exposures.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 70

7. We note your response to previous comment 10 of our letter dated September 7, 2011 related to past due data. In light of the significance of the amounts and for purposes of

greater transparency, please address the following regarding your past due presentation here on page 70 as well as elsewhere in your documents as appropriate:

- Please revise to present past due whole loan data (which reflects the amount of whole loans for which payments are past due) in a tabular format that is at least equal to the prominence given to your presentation of past due data which only includes the principal and interest payments themselves which are contractually past due. Please similarly address any ratios based on past due data. Refer to Item III.C.1 of Industry Guide 3.

- If you continue to present your tables of past due data which only includes the principal and interest payments themselves which are contractually past due together with the tables requested in the preceding bullet, please revise the titles of the line items in these tables to more clearly identify that the data only includes the principal and interest payments that are contractually past due.

- Clarify to us and in your future filings whether such data including only the principal and interest payments that are contractually past due is being presented because that is the basis you use for reporting to your home country regulators.

- Further, please revise to provide tabular disclosure of the past due full loan amounts in the footnotes to your financial statements pursuant to paragraph 37a and BC55 of IFRS 7.

Item 7. Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

8. We note your response to prior comment 14 of our letter dated September 7, 2011.

- We reissue the second, third and fourth bullet points of prior comment 14, as you have not responded to these items.

- We note that you do not disclose in your Form 20-F that shares held by Sociedad Administradora de la Obligacion Subordinada (SAOS) are non-voting shares and that you refer consistently to SAOS as a principal and majority shareholder throughout your filing. Furthermore, we note that your disclosure on page 128 refers to "each person or entity who is known…*to beneficially own more than 5 [percent] of [y]our outstanding share capital* or voting power…." Emphasis added. Finally, we note from your disclosure under "Capitalization" on page 137 that you refer only to one class of capital stock with full voting rights. Please tell us how you will revise your disclosure in future filings to clarify your ownership structure and SAOS's ownership of your shares.

Item 16A. Audit Committee Financial Expert, page 159

9.   Regarding your response to prior comment 15 of our letter dated September 7, 2011, we note that your disclosure on page 159 does not include a cross-reference to Mr. Awad's biography. Furthermore, even if your disclosure did reference his biography, it is unclear what his relevant experience is for purposes being an audit committee financial expert. Please provide clarifying disclosure under Item 16A of Form 20-F in future filings.

Consolidated Financial Statements, page 165

Consolidated Statement of Cash Flows, page F-9

10.   Please refer to our previous comment 16 in our letter dated September 7, 2011. We note your response regarding the error in the classification of cash flows and your statement that the net effect of the error was not material to the 2010 financial statements. Please provide us with a materiality analysis that complies with SAB Topic 1M. In that regard, please separately quantify any errors in the classification of other assets separately from any errors in the classification of other liabilities in order to clearly detail how you computed the net effect of Ch$6,701.

2. Summary of Significant Accounting Policies, page F-10

 (v) Renegotiated Loans, page F-24

11.   Please refer to your response to previous comment 21 in our letter dated September 7, 2011. Please address the following:

   •   Please tell us and revise your future filings, either here or in management's discussion and analysis as appropriate, to discuss how you consider redefaults on commercial loan modifications when determining the appropriate amount of allowance for loan losses, particularly in light of the fact that you do not track this information internally.

   •   You state that the most common type of modification is to extend the term of the loan. For the purposes of identifying known material trends related to your credit risk associated with renegotiated loans, please disclose, either here or in management's discussion and analysis as appropriate, the percentage of loan modifications that constitute extensions vs. other types of concessions.

10. Loans to customers, net, page F-60

12.   Please refer to your response to previous comment 26 in our letter dated September 7, 2011. We note your response that the mortgage loans do not constitute a guarantee for the mortgage finance bonds; however it remains unclear in your disclosure

to what extent you hold any mortgage loans that serve as collateral for the mortgage finance bonds. Please quantify the amount of mortgage loans that serve as collateral for mortgage finance bonds. Refer to paragraph 14 of IFRS 7.

13. Intangible Assets, page F-60

13.   Please refer to previous comment 28 in our letter dated September 7, 2011. You state in your response that the "other" line item in your reconciliation of the activity in your intangible assets related to a minor reclassification between fixed assets and intangible amounting to Ch$ 587 million. Please address the following:

- For some classes of intangible assets, these adjustments appear to be significant. For example, Ch$ 18,118 million adjustment for software and computer programs which appears to be significant compared to the beginning balance of Ch$ 68,505. Please provide additional detail regarding these reclassifications.

- Please tell us whether you believe these reclassifications constitute a correction of an error or a change in estimate. If either is true, please provide the disclosures required by paragraphs 39 and 40 or paragraph 49 of IAS 8, as applicable.

38. Fair Value of Financial Assets and Liabilities, page F-94

14.   Please refer to our previous comment 34 in our letter dated September 7, 2011. We note your response regarding transfers between levels one, two and three in the fair value hierarchy. However, please revise your future filings to disclose which valuation models you use for each asset class, i.e. investment securities, loans, derivatives, etc. Refer to paragraph 27 of IFRS 7.

Form 6-K Furnished February 1, 2012

Key Yearly Figures

15.   Please tell us and revise your future filings to provide greater detail about the line item for "Countercyclical Provisions" amounting to Ch$ 24,052 million for 2011 as a reconciling item from your gross Provisions established to your Provisions for Loan Losses of Ch$ 124,840 million. Clearly identify where the countercyclical provisions are reported on the face of your Statement of Net Income.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director